October 3, 2024

Victor Hoo
Chief Executive Officer
VCI Global Ltd
BO3-C-8 Menara 3A
KL Eco City, No. 3 Jalan Bangsar
59200 Kuala Lumpur

       Re: VCI Global Ltd
           Registration Statement on Form F-3
           Filed September 26, 2024
           File No. 333-282353
Dear Victor Hoo:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services